SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                       Meridian Medical Technologies, Inc.
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                                (Name of Issuer)
                                  Common Stock


                          COMMON STOCK, $.010 par value
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                         (Title of Class of Securities)

                                    589658103
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                                 (CUSIP Number)


              Robert G. Foster, 4 Milk Street, Portland, ME 04101
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(Name, Address, Telephone  Number of Persons Authorized  to  Receive Notices and
Communications)

                                  April 5, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                Page 1 of   Pages

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              Bioventures Partners Limited Partnership

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*


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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6        CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

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      NUMBER OF SHARES                   7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                                 0
                                ------------------------------------------------
                                         8          SHARED VOTING POWER

                                                         439,947
                                ------------------------------------------------
                                         9          SOLE DISPOSITIVE POWER

                                                         0
                                ------------------------------------------------
                                        10          SHARED DISPOSITIVE POWER

                                                        439,947
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               439,947*
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                     [ ]

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.69%
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     14        TYPE OF REPORTING PERSON*

               PN* Beneficial ownership expressly disclaimed.
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

ITEM 1. SECURITY AND ISSUER. The class of securities to which this Schedule relates is Common Stock, $.10 par value of Meridian Medical Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is:

                                    Meridian Medical Technologies, Inc.
                                    10240 Old Columbia Road
                                    Columbia, Maryland 21046


ITEM 2.           IDENTITY AND BACKGROUND.

(a) The reporting person's name is BioVenture Partners Limited Partnership, a Delaware limited partnership with a principal business and office address of 4 Milk Street, Portland, ME 04101. The reporting person's principal business is that of manager of two venture capital funds, Commonwealth BioVentures IV Limited Partnership ("Fund IV") and Commonwealth BioVentures V Limited Partnership ("Fund V").

                  During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. This item is not applicable to the reporting person.

ITEM 4. PURPOSE OF TRANSACTION. This item is not applicable to the reporting person.

ITEM 5. INTEREST IN  SECURITIES  OF THE ISSUER.

     (a) The number of securities of the Issuer the reporting person may be deemed to beneficially own is 439,947. Of those, 162,756 represent securities which the reporting person may be deemed to have the right to acquire within 60 days. This aggregate represents approximately 14.69% of the Issuer's outstanding class of such securities. The reporting person expressly disclaims beneficial ownership of all securities reported in this Schedule.

     (b) The reporting person does not have the sole power to vote and the sole power to dispose of any of the shares of the Issuer's securities. By virtue of its position as general partner, the reporting person may be deemed to share the power to vote and the power to dispose of the following common stock of the Issuer with the entities so indicated: (i) 120,382 shares with Fund

IV and (ii) 319,565 shares with Fund V. However, the reporting person expressly disclaims beneficial ownership of these shares. The business address of Fund IV and V is 4 Milk Street, Portland, ME 04101. Fund IV and V are venture capital funds. Within the last five years, neither Fund IV or V has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Fund IV sold 20,000 shares of the Issuer's Common Stock in a public sale between April 5, 1999 and April 19, 1999. Specifically, Fund IV sold 100 shares on April 5, 1999 at $5.25 per share; 3,700 shares on April 6, 1999 at $5.00 per share; 3,000 shares on April 9, 1999 at $4.50 per share; 8,200 shares on April 15, 1999 at $4.0076 per share; 2,000 shares on April 16, 1999 at $4.00 per share; and 3,000 shares on April 19, 1999 at $4.00 per share.

          Fund V sold 20,000 shares of the Issuer's Common Stock in a public sale between April 12, 1999 and April 19, 1999. Specifically, Fund V sold 3,300 shares on April 12, 1999 at $4.125 per share; 10,000 shares on April 14, 1999 at $4.00 per share; and 6,700 shares on April 19, 1999 at $4.00 per share.

(d)      Not Applicable.

(e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. This item is not applicable to the reporting person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. This item is not applicable to the reporting person.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                         BIOVENTURE PARTNERS
                                         LIMITED PARTNERSHIP
                                         By: Commonwealth BioVentures, Inc. its
                                         general partner



        5/14/99                          By:   /s/ Robert G. Foster
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         Date                                      Robert G. Foster, President